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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

                             Tender Offer Statement

    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              -------------------

                             PAC-WEST TELECOMM, INC.
                       (Name of Subject Company (issuer))

                             PAC-WEST TELECOMM, INC.
                       (Names of Filing Persons (offeror))

                              -------------------


             OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER
              SHARE, OF PAC-WEST TELECOMM, INC. GRANTED TO CERTAIN
            ELIGIBLE EMPLOYEES UNDER THE PAC-WEST TELECOMM, INC. 1999
                              STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

                              -------------------
                                      n/a*
                      (CUSIP Number of Class of Securities)

                                                    Copy to:
           H. Ravi Brar                        Jeffrey S. O'Connor
     Vice President - Finance                   Kirkland & Ellis
   1776 W. March Lane, Ste. 250              200 East Randolph Drive
    Stockton, California 95207               Chicago, Illinois 60601
          (209) 926-3300                         (312) 861-2000

        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee
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                 Transaction Valuation**         Amount of Filing Fee***
--------------------------------------------------------------------------------
                      $13,079,071.80                    $2,615.81
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*     A CUSIP Number has not been assigned to the options that are the subject of this filing. The CUSIP Number for the underlying shares of Common Stock is 69371V 10 1.

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,716 shares of common stock of Pac-West Telecomm, Inc., having weighted average exercise price of $8.55 as of November 9, 2001, will be exchanged or cancelled pursuant to this Offer.

*** The amount of the filing fee, calculated in accordance with Rule 0-11(b) at the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:                $2,615.81
           Form or Registration No.:              Schedule TO (File No. 5-58023)
           Filing party:                          Pac-West Telecomm, Inc.
           Date Filed:                            November 14, 2001


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| Third-party tender offer subject to Rule 14d-1.
     |X| Issuer tender offer subject to Rule 13e-4.
     |_| Going-private transaction subject to Rule 13e-3.
     |_| Amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|.

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                             Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Pac-West Telecomm, Inc. ("Pac-West") with the Securities and Exchange Commission on November 14, 2001 (the "Schedule TO") relating to our offer to eligible employees to exchange options to purchase shares of our common stock granted under our 1999 Stock Incentive Plan with new stock options upon the terms and subject to the conditions described in the Offer to Exchange dated November 14, 2001 (the "Offer to Exchange").

The Offer to Exchange, which is set forth as Exhibit (a)(1) to the Schedule TO and incorporated herein by reference, is hereby amended by the letter from Wallace W. Griffin, dated November 28, 2001 (the "November 28, 2001 Letter") as follows: (1) to provide that options tendered pursuant to this offer may be withdrawn by the offeree (a) at any time on or before December 14, 2001, and (b) if not yet accepted for exchange, after January 10, 2002; (2) to delete the provisions that permit our Board of Directors to exercise its discretion to delay the grant of the new options from the timing specified in the Offer to Exchange as a result of events, circumstances or non-public information that would otherwise prevent the closing pricing of the common shares from reflecting their true fair market value; and (3) to clarify that the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act does not apply to statements made in connection with this offer to exchange. The November 28, 2001 Letter is set forth as Exhibit (a)(6) hereto.

In addition, in connection with the distribution of the November 28, 2001 Letter, we will distribute a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and a copy of our Quarterly Report on Form 10-Q for the fiscal quarter and nine months ended September 30, 2001, to all eligible employees via electronic delivery or, to extent electronic delivery to an eligible employee is not practicable, via U.S. mail.

Item 12. Exhibits.

     (a)  (1)      Offer to Exchange, dated November 14, 2001.*
          (2)      Form of Letter to Eligible Option Holders and Summary of
                   Terms.*
          (3)      Form of Election Form.*
          (4)      Form of Notice of Change in Election From Accept to Reject.*
          (5)      Form of Notice of Change in Election From Reject to Accept.*
          (6)      Letter from Wallace W. Griffin, dated November 28, 2001
     (b)  Not applicable.
     (d) Pac-West Telecomm, Inc. 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.6(a) to
          Pac-West's Quarterly Report on Form 10-Q for the fiscal
          quarter ended September 30, 2000).*
     (g)  Not applicable.
     (h)  Not applicable.
 --------------------
 *  Previously Filed

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

         Dated:  November 28, 2001

                                           PAC-WEST TELECOMM, INC.

                                             /s/ H. Ravi Brar

                                           By:
                                              -----------------------------
                                              H. Ravi Brar
                                              Vice President-Finance

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                                INDEX TO EXHIBITS

EXHIBIT NUMBER                              DESCRIPTION
--------------
(a)(1)..............Offer to Exchange, dated November 14, 2001*

(a)(2)..............Form of Letter to Eligible Option Holders and Summary of
                    Terms*

(a)(3)..............Form of Election Form*

(a)(4)..............Form of Notice of Change in Election From Accept
                    to Reject*

(a)(5)..............Form of Notice of Change in Election From Reject to Accept*

(a)(6)..............Letter from Wallace W. Griffin, dated November 28, 2001

(d).................Pac-West Telecomm, Inc. 1999 Stock Incentive (included as
                    Exhibit 10.6(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)*

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*  Previously Filed